Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF AUGUST 8, 2022 DATE AND TIME: On August 8, 2022, at 5:00 p.m. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Cochairmen. QUORUM: The totality of the elected members, with the participation of the Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY MADE: 1. Once the meeting started, the Board members examined the financial statements for the period from January to June 2022, which were the subject matter of: (i) recommendation for approval, as documented in the Summary of the Audit Committee’s Report; (ii) a favorable opinion of the Fiscal Council; and (iii) an unqualified report of the Independent Auditors. Following due consideration, the Board members concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by means of the submission to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, the U.S. Securities and Exchange Commission (SEC), and the New York Stock Exchange (NYSE). 2. Subsequently, the Board members resolved on the payment of interest on capital to stockholders, ad referendum the General Stockholders’ Meeting, and in accordance with subitem 6.8, X of the Company’s Bylaws, in the amount of R$0.306500 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.260525 per share, except for the corporate stockholders able to prove that they are immune or exempt from such withholding, with will be paid on August 30, 2022. Interest will be recorded as credit to the specific account on August 26, 2022, based on the final stockholding position recorded on August 18, 2022, with their shares traded ex-rights starting August 19, 2022. CLOSING: With the work of the meeting concluded, Álvaro Felipe Rizzi Rodrigues, the meeting’s secretary, drafted these minutes and after it was read and approved by all, it was signed. São Paulo (SP), August 8, 2022. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barreto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes – Board members. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence